

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Gyo Sagara
Chief Executive Officer
Ono Pharmaceutical Co., Ltd.
8-2 Kyutaromachi 1-chome
Chuo-ku, Osaka 541-8564
Japan

   Re: Ono Pharmaceutical Co., Ltd.
     Deciphera Pharmaceuticals, Inc.
     Schedule TO-T filed May 13, 2024
     Filed by Topaz Merger Sub, Inc. and Ono Pharmaceutical Co., Ltd.
     File No. 005-90130

Dear Gyo Sagara:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed May 13, 2024; Offer to Purchase

Summary Term Sheet, page 6

1. We note that the capitalized term "Debt Financing Source" is used in this section, without any accompanying definition or cross-reference. Please define capitalized terms the first time they are used, or provide appropriate cross-references to where such terms are defined.

Source and Amount of Funds, page 27

2. Disclose the existence of any alternative financing plans or arrangements in the event Parent and Purchaser do not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of Regulation M-A. As relevant here, we note your disclosure, on page 28, that

"[t]he definitive Facility Documents have not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Offer to Purchase," and that "[t]here is a risk that these conditions precedent will not be satisfied and the Debt Financing may not be funded when required."

The Merger Agreement; Other Agreements, page 35

3.   On page 35, refer to the last sentence of the second paragraph under this section. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws. For instance, clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission. Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.

4.   On page 57, under subsection titled "Offer Conditions," please revise to direct the shareholders to the correct section. We note that Section 13 is titled "The Recommendation by the Board of Directors of the Company."

Certain Conditions to the Offer, page 60

5.   Refer to the disclosure in the last paragraph in this section. If an Offer Condition is "triggered" while the Offer is pending, in our view, the Parent or Purchaser must promptly inform shareholders whether they will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation in this regard. Please revise the language here that implies that failing to assert a condition is not a waiver of such Offer Condition, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Eddie Kim at 202-679-6943 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions